SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            Flow International Corp
                           --------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         -------------------------------
                         (Title of Class of Securities)


                                   343468104
                                  -------------
                                 (CUSIP Number)


                                December 31, 2003
                               -------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [X] Rule 13d-1(b)

                  [ ] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 343468104                                          Page 2 of 5 Pages
---------------------                                          -----------------


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     1)   Names of Reporting Person
          Fraser Management Associates, Inc.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ] (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Citizenship or Place of Organization
          Vermont
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power          325,810
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power     450,202
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power   776,012
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power      18,800
--------------------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
           794,812
--------------------------------------------------------------------------------
    10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares |_| Not applicable.
          (See Instructions)
--------------------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
            5.17%
--------------------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
             IA
--------- ----------------------------------------------------------------------



ITEM 1.   (a)  The  name  of  the  issuer:  Flow International Corp.

          (b) The principal executive offices of the Company:
              23500 64th Ave. S., Kent, WA, 98032.

ITEM 2.   (a)  The name of the reporting persons:
               Fraser Management Associates, Inc.

          (b)  The business address for Fraser Management Associates, Inc.:
               309 S. Willard St., Burlington, VT, 05401.

          (c) Fraser Management Associates, Inc. is organized under the laws of the State of Vermont.

          (d)  The title of the class of securities is Common Stock.

          (e)  The CUSIP number of the Common Stock is 343468104.

ITEM 3.   If this  statement is filed pursuant to Rule 13d-1(b),  or 13d-2(b) or
          (c), check whether the person filing is an:

          Investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

ITEM 4.   Ownership.

          According to the Company's public filings, there were 15,358,759 shares of Common Stock issued and outstanding as of December 8, 2003.

          (a)  Number of shares beneficially owned:   794,812

          (b)  Percent of class:   5.17%

          (c)  Number of shares as to which such person has:

               (i) Sole power to vote or direct the vote: 325,810

               (ii) Shared power to vote or to direct the vote: 450,202

              (iii) Sole power to dispose or direct the disposition of: 776,012

               (iv) Shared power to dispose or direct the disposition of: 18,800

ITEM 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

ITEM 7.   Identification and Classification of the Subsidiary Which Acquired the
          Security   Being Reported on by the Parent Holding  Company or Control
          Person.

          Not applicable.

ITEM 8.   Identification and Classification of Members of the Group.

          Not applicable.

ITEM 9.   Notice of Dissolution of Group.

          Not applicable.

ITEM 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any such transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February  , 2004


                                      /s/ Todd A. Wulfson, V.P.
                                      --------------------------
                                      Todd A. Wulfson
                                      Vice President
                                      Fraser Management Associates, Inc.